Exhibit 1.02
Fastenal Company
Conflict Mineral Report
For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG). The covered countries for the purposes of the Rule and this report are the Democratic Republic of the Congo (the DRC), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (the Covered Countries).
As further described below, Fastenal Company (hereinafter referred to as Fastenal or the Company or by terms such as we, our, or us) primarily sells products manufactured by others. Therefore, most of our principal products are not subject to the Rule. We do, however, manufacture products consisting primarily of non-standard sizes of threaded fasteners made to customers' specifications or standard sizes manufactured under our Holo-Krome® product line. These products, together with those 'exclusive brands' that we may be deemed to contract to manufacture, are hereinafter referred in this report as the covered products (the Covered Products). Based on the results of our due diligence process which is further described in detail below and given the depth, breadth and complexity of our supply chain, our Covered Products are DRC conflict undeterminable. The report presented herein is not audited.

1. Company Overview
This report has been prepared by our management. The information includes the activities of all subsidiaries that are required to be consolidated.
Fastenal is a North American leader in the wholesale distribution of industrial and construction supplies. We distribute these supplies through a network of approximately 2,700 company owned stores. Most of our customers are in the manufacturing and non-residential construction markets. The manufacturing market includes both original equipment manufacturers (OEM) and maintenance and repair operations (MRO). The non-residential construction market includes general, electrical, plumbing, sheet metal, and road contractors. Other users of our product include farmers, ranchers, truckers, railroads, mining companies, federal, state, and local governmental entities, schools, and certain retail trades. Geographically, our stores and customers are primarily located in North America.
Our principal products include Fasteners, Tools, Cutting Tools, Hydraulics & Pneumatics, Material Handling, Janitorial Supplies, Electrical Supplies, Welding Supplies, Safety Supplies, Metals, and Office Supplies. Each product line listed above may contain multiple product categories. During 2013, approximately 95% of our consolidated net sales were attributable to products manufactured by other companies to industry standards or to customer specific requirements. The remaining 5% related to products manufactured, modified or repaired by our manufacturing businesses or our support services, a portion of which would be included as Covered Products. During the last several years, we have added 'private label' brands (we often refer to these as 'exclusive brands') to our offering. These 'private label' brands represent approximately 10% of total sales; most of these 'private label' products are in the non-fastener product lines. For purposes of the Rule, we have included some of our 'private label' products as Covered Products as we may be deemed to contract to manufacture such products. We have excluded from our Covered Products those 'private label' products where we have simply affixed our brand, mark, logo, or label to a generic product manufactured by a third party.

Supply Chain
Fastenal maintains products in our distribution centers and stores that are purchased from approved suppliers. The process of ‘approving’ suppliers will be discussed later in this report. Our part numbers are created using a part activation process that links our unique part numbers back to our approved suppliers’ part information. We have a team of trained supply chain planners who strive to service our stores and customers, while effectively managing inventory levels and operational efficiencies. To assist this planning team, Fastenal utilizes a supply chain planning system from Logility, an industry leader in supply chain management.

We rely on our direct suppliers to provide information regarding the origin of any 3TG conflict minerals contained in components and materials supplied to us, including sources of 3TG that are supplied to our direct suppliers from lower tier suppliers. Contracts with our suppliers are frequently in force for one to three years or more. Prior contracts did not obligate suppliers to disclose details concerning conflict minerals in their products and we have been unable to unilaterally impose new contract terms and flow-down requirements on our suppliers. As we enter into new contracts or existing contracts renew, clauses have been incorporated into our contracts requiring suppliers to disclose the existence of 3TG minerals and provide conflict status and sources, when applicable. It will take a number of years to ensure that all of our supplier contracts contain appropriate flow-down clauses. As described below, we are working with selected suppliers to ensure they provide the 3TG status and sourcing information, when applicable, until the contracts can be modified.
Due to the breadth and volume of vendors with which Fastenal conducts business, it was not reasonably practicable to conduct a survey of all of our suppliers. As a result, a more manageable and effective approach for our good faith reasonable country of origin inquiry (RCOI) was for Fastenal to conduct a survey of our first-tier suppliers who represent the majority of our expenditures for Covered Products (based on 2012 data). This inquiry was reasonably designed to determine whether any of the 3TG originated in the Covered Countries and whether any of the 3TG may have been from recycled or scrap sources. A targeted risk-based approach was utilized by Fastenal to ensure we included suppliers of products that were more likely to contain 3TG, either due to the nature of the component, or the location of the supplier. We assessed our industry as well as other companies and confirmed that this risk-based approach is consistent with how many peer companies are approaching the Rule.
We received no information from our direct suppliers in the RCOI indicating the smelters, refiners, or facilities at which the 3TGs in our Covered Products were processed or that the 3TGs in our Covered Products came from recycled or scrap sources.
In light of the challenges with securing information from our suppliers, we are unable to determine the origin of 3TG minerals in our Covered Products and it is undetermined at this time whether our Covered Products may have originated in the Covered Countries.
For that reason, we are required under the Rule to submit to the SEC a Conflict Minerals Report as an Exhibit to Form SD.
Because of our size, the complexity of our products, and the depth, breadth and constant evolution of our supply chain, it is difficult to identify factors upstream from our direct suppliers. Accordingly, we participate in a number of industry-wide initiatives as described in section 3 below.
In accordance with the Organization for Economic Cooperation and Development (OECD) Guidance and the Rule, this report is available on our investor website at http://investor.fastenal.com/.

Conflict Minerals Policy
We have adopted the following conflict minerals policy:
Fastenal is committed to working with our global supply chain to ensure compliance with the SEC’s conflict minerals rules. We have established a conflict minerals compliance program that is designed to follow the framework established by the OECD, and our enterprise is fully engaged in implementing that program.
Our supplier contracts will include conflict minerals due diligence and reporting requirements. Any direct sourcing by Fastenal of tin, tungsten, tantalum, and gold will only be from Democratic Republic of Congo Conflict-Free sources, as defined in the SEC’s conflict minerals rule. As we become aware of instances where minerals in our supply chain potentially finance armed groups, as defined in the SEC’s conflict minerals rule, we will work with our suppliers to find alternate conflict-free sources.
We are committed to promoting economic development in Africa through responsible commercial engagement, employee awareness initiatives, and through our corporate citizenship activities. For additional information about our commitment to responsible sourcing and other human rights, see our 'Supplier Terms and Code of Conduct', available on the 'Legal Information' page of the 'Company Information' section of our website at www.fastenal.com.
Our conflict minerals policy is publicly available on the 'Legal Information' page of the 'Company Information' section of our website at www.fastenal.com.

2. Due Diligence Process
2.1 Design of Due Diligence
Our due diligence measures have been designed to conform in all material respects with the framework described in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten. As such, we believe our due diligence process was reasonably designed and performed in good faith.

2.2 Management Systems
As described above, Fastenal has adopted a conflict minerals policy which is publicly available on the 'Legal Information' page of the 'Company Information' section of our website at www.fastenal.com.

Internal Team
Fastenal has established a management system for conflict minerals. Our management team includes the Controller & Chief Accounting Officer, General Counsel, and the Vice President of Procurement & Supply Chain. The Executive Vice President/Chief Financial Officer/Treasurer and other executive-level representatives provide direct oversight of the management team. Also, subject matter experts from relevant functions such as Product Compliance, Engineering, Quality Control, Manufacturing, Procurement and Product Development have assisted and supported the management team with implementing processes and procedures to reach the objectives of our program. The subject matter experts are responsible for implementing our conflict minerals compliance strategy and are led by a Director of Product Compliance, who acts as the conflict minerals program manager. Our executive-level management and the Audit Committee of our Board of Directors are briefed about the results of our due diligence efforts on a regular basis.

Control Systems
Although we do not typically have direct relationships with 3TG smelters and refiners, we are engaged and actively cooperate with major manufacturers in our supply chain. We participate in industry-wide initiatives to disclose upstream actors in the supply chain, including the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (EICC-GeSI), and the Conflict Free Sourcing Initiative (CFSI). Fastenal’s Director of Product Compliance is also a member of the Twin Cities Conflict Minerals Task Force, a committee of Minnesota-based large corporations (all SEC registrants) that meets monthly to share knowledge, experience and best practices regarding the Rule.
Controls include, but are not limited to, our Policy & Procedure Guide, which outlines expected behaviors for all Fastenal employees; our Supplier Terms and Code of Conduct; and a supplier conflict minerals contract clause, which is further described within this report.

Supplier Engagement
With respect to the OECD requirement to strengthen engagement with suppliers, we have contacted manufacturers who produce Fastenal’s ‘private label’ products that would be Covered Products. Fastenal has requested these ‘private label’ manufacturers to identify which products contain 3TG minerals and to confirm key contact information. Also, since most of these manufacturers are based in Asia and are not familiar with or impacted by the Rule, Fastenal has provided these manufacturers with a brief summary and guidance regarding the Rule.
Fastenal’s manufacturing division completed a general survey to help identify which suppliers require continuous monitoring for 3TG conflict minerals due diligence efforts moving forward. The manufacturing division is conducting continuous outreach as potential new suppliers are evaluated, and all new suppliers need to complete a part activation survey, which includes questions to ascertain whether the item or materials supplied contain 3TG minerals. This process enables us to react or reject a particular supplier before any orders are placed or materials are supplied to our manufacturing division. Items containing 3TG materials will be subject to continuous monitoring and due diligence efforts, as described in section 2.3 below.

Maintain Records
We have adopted a policy to retain relevant documentation in accordance with Fastenal’s Records Retention Policies.

2.3 Identify and Assess Risk in the Supply Chain
Fastenal spent considerable time in 2013 identifying the scope of applicable products for the Rule. During this time, we initiated a general inquiry process for the RCOI. Communication with current suppliers began in 2013 and has focused on company and product category level applicability reviews. Company policies, supplier agreements and standard operating procedures have all been adopted to support the Rule.
As products are reviewed for 3TG minerals, we utilize internal attributes that code the product as one of the following: 1) Contains 3TG (Undeterminable); 2) Contains 3TG (Conflict); 3) Contains 3TG (Conflict-Free); or 4) Does Not Contain 3TG. Items that contain 3TG have been and will continue to be subject to our due diligence efforts moving forward. We utilize these internal attributes for all of our products whether or not they are Covered Products.
There are and will continue to be significant costs associated with complying with these disclosure requirements, including costs to determine which of our products are subject to the Rule and the source of any conflict minerals used in those products. In addition, the implementation of the Rule could adversely affect the sourcing, supply, and pricing of materials used in those Covered Products. Also, we may face reputational challenges if we are unable to verify the origins for all metals used in products through the procedures we may implement. We may also encounter challenges to satisfy customers that may require all of the components of products purchased to be certified as conflict free. If we are not able to meet customer requirements, customers may choose to disqualify us as a supplier. For these reasons, Fastenal is conducting additional due diligence regarding products that are outside of the Covered Products to serve customer requests.

2.4 Design and Implement a Strategy to Respond to Risk
As noted previously in this report, Fastenal has developed a management team to address this issue and develop a conflict minerals program to manage and monitor this topic. Updates and assessments are provided regularly to Fastenal’s executive-level management. To reduce the risk of lack of participation by our suppliers, we provide training and respond to their inquiries concerning the Rule in order to assist suppliers in their review. As certain suppliers may be unfamiliar with the Rule or may not be subject to the Rule, educating and encouraging cooperation with our suppliers will assist in reducing the risk of inadequate participation.
We have developed a core team of individuals who review any correspondence or results that are considered to be a risk. Basic risks include incomplete information or a lack of response from a supplier. The other primary risk is a supplier’s inability or unwillingness to comply with the requirement to verify or pursue compliance with the Rule. The group responsible for reviewing risk areas will carry out corrective action as deemed necessary as we work toward a conflict-free supply chain.

2.5 Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
We do not typically have direct relationships with 3TG smelters and refiners and do not perform (internally or externally) direct audits of these entities within our supply chain. As described above, we do participate in and follow industry-wide initiatives to disclose upstream factors in the supply chain such as the following: the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative (EICC-GeSI), the Conflict Free Sourcing Initiative (CFSI), and the Twin Cities Conflict Minerals Taskforce. As our direct suppliers provide smelter lists, we will compare these smelters against the lists maintained by the Conflict-Free Smelter Program.

2.6 Report on Supply Chain Due Diligence
We prepared this Conflict Minerals Report as Exhibit 1.02 to our Form SD.

3. Due Diligence Results
Request Information and Process
We conducted a general survey of our first-tier suppliers that generate approximately 80% of the products Fastenal purchases for Covered Products. This survey includes questions soliciting each supplier’s conflict-free policy and their engagement with direct suppliers. In addition, the survey asks each supplier to disclose any knowledge of 3TG materials in the products supplied to Fastenal, which provides an initial risk assessment to guide our due diligence. Ongoing product-level reviews are conducted as supplier inquiries are completed. As products containing 3TG are identified, those suppliers are required to complete the EICC-GeSI template for initial due diligence. Instructions for the EICC-GeSI template are provided within the template as well as on the EICC website. This template is being used by many companies in their due diligence processes related to conflict minerals. As such, we believe our process was reasonably designed and performed in good faith.

Survey Responses
We are continuing to receive responses from suppliers surveyed and will continue to send surveys out to potential suppliers for Covered Products. While we have provided several suppliers with the EICC-GeSI template, we have not yet received responses identifying the smelters used to supply 3TG to Fastenal for Covered Products. We review responses according to internally-developed criteria to determine which suppliers require further engagement. These criteria include untimely or incomplete responses as well as inconsistencies within the data reported in the survey template. We work directly with these suppliers to provide revised responses. As suppliers with products containing conflict minerals are identified, we will request that EICC-GeSI forms, or similar forms, be completed for further review.

Efforts to Determine Mine or Location of Origin
Through our participation in the CFSI and OECD implementation programs, as well as our utilization of the EICC-GeSI template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine whether the 3TG materials in our supply chain products originated from mines or locations of origin within Covered Countries. The suppliers surveyed were unable to specify the smelters or refiners used for materials supplied to Fastenal for Covered Products, or could only provide this information at a company or divisional level. As a result, we are unable to determine whether any of the conflict minerals reported by these suppliers were contained in components or parts supplied to us or validate the names or locations of the smelters and/or refiners where materials were obtained relative to the products in our supply chain.

4. Steps to Be Taken to Mitigate Risk
We intend to take the following steps to improve the due diligence efforts conducted in order to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries:

a.	Include a conflict minerals flow-down clause in new and renewed supplier contracts.

b.	Expand the number of suppliers we survey.

c.
Engage with suppliers and direct them to training resources in an effort to increase the response rate and improve the content of the supplier survey responses, including increasing the number of our direct suppliers that provide smelter lists that we can compare against the lists maintained by the Conflict-Free Smelter Program.

d.	Engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict.

e.	Work with the OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD guidance.